Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:
    Star Diamond Project: Diamond results 11.68, 8.03 and 6.18 carat diamonds in 256 carat parcel

    Stock Symbol: SGF: TSX

    SASKATOON, Feb. 22 /CNW/ - George H. Read, P. Geo., Senior Vice President
Exploration, is pleased to announce the seventh set of diamond results from the additional 15,000 tonne bulk sample collected from the Star Kimberlite as part of the prefeasibility study. The aim of this additional bulk sample is to increase the size of the diamond valuation parcel from 4,000 to 6,000 carats.
The diamond recoveries total 255.84 carats from 1,657.43 dry tonnes processed.
Included in this release are results for five kimberlite batches of a total of some 50 kimberlite batches that will be processed as part of the additional bulk sampling program on the Star Diamond Project. A total of 1,459 commercial sized diamonds (greater than 1.18 millimetre square mesh screen), collectively weighing 255.51 carats, has been recovered from the five batches. Forty-two diamonds greater than one carat have been recovered and the four largest stones are: 11.68, 8.03, 6.18, and 4.69 carats, respectively. In addition, 20 diamonds (0.34 carats) were recovered down to 0.85 millimetre square mesh. The colour of 66 percent of these diamonds has been classified as white, with a further 17 percent classified as off-white.
    All of these kimberlite batches have been recovered from within the Early
Joli Fou equivalent kimberlite which was mined to the south of the shaft
(Batches 126 and 127) and on the ramp from the 235 metre level to the drill station on the 215 metre level (Batches 128A, 128B and 129). Batch 126 is a localized fine grained pyroclastic unit within the Early Joli Fou kimberlite and the lower grade is consistent with the small olivine macrocrysts and low mantle xenolith abundance. The initial phase of prefeasibility bulk sampling has been completed and some 15,000 tonnes have been skipped to surface. Over
14,000 tonnes have been processed through the on-site plant. The X-ray
Flow-sort and grease table concentrates of Batches 130, 131, 132, 133, 134 and
135 have been shipped to SGS Lakefield Research for final diamond recovery.
    Kimberlite processed and diamond results for the five sample batches are listed in the table below. Grades are expressed in carats per hundred tonnes
(cpht).

    <<

    -------------------------------------------------------------------------
                                         Diamonds                     Largest
    Batch                       Dry     Number of  Total     Grade     Stone
    No.         Location       Tonnes     Stones  (carats)   (cpht)  (carats)
    -------------------------------------------------------------------------
    126        SOUTH 14D       413.46      282     28.49      6.89      2.89
    -------------------------------------------------------------------------
    127        SOUTH 8F        408.53      350     60.42     14.79      3.43
    -------------------------------------------------------------------------
    128A       SOUTH 16G       286.65      300     49.63     17.31      8.03
    -------------------------------------------------------------------------
    128B       SOUTH 16G       407.20      406     93.48     22.96     11.68
    -------------------------------------------------------------------------
    129        SOUTH 16H       141.59      141     23.82     16.82      6.18
    -------------------------------------------------------------------------
    Total                    1,657.43    1,479    255.84     15.44
    -------------------------------------------------------------------------

    The four largest stones are: 11.68 (Batch 128B, White), 8.03 (Batch 128A,
Off White), 6.18 (Batch 129, White) and 4.69 (Batch 128B, Grey) carats, respectively. Sixteen diamonds exceed two carats and 42 diamonds exceed one carat, of which 18 are white, 10 are off-white, 7 are grey, 6 are brown and one is amber. A total of 87 diamonds exceed 0.5 carat. Sixty-six percent of this diamond parcel is classified white in colour, with a further 17 percent classified as off-white. The diamond parcel includes two yellow, three amber and one pink stone. Ninety-nine percent of the carat weight of this parcel occurs in diamonds greater than 1.18 millimetre square mesh.
    Senior Vice President Exploration, George Read, states: "These results continue to confirm the positive diamond size distribution statistics for the
Star kimberlite. The presence of large diamonds plays a most significant role in the economics of a potential future diamond mine. The valuation of the second 3,000 carat parcel has been completed in Antwerp and the results will be delivered to Shore late in February and this information will be published in a news release shortly thereafter. The collection of prefeasibility data which will be used to determine the presence of a National Instrument 43-101 compliant Mineral Resource is proceeding on schedule."
    The diamond recovery procedure includes on-site processing of kimberlite through the modular Dense Media Separator (DMS), after which DMS concentrates are batch fed through an X-ray Flow-sort. In order to ensure the recovery of low luminosity diamonds, the Flow-sort tailings are processed over a grease table. Flow-sort and grease table concentrates are transported by a secure carrier to SGS Lakefield Research for final diamond recovery. The SGS
Lakefield Research process includes drying, screening, magnetic separation, manual sorting and diamond weighing and description. SGS Lakefield Research is accredited to the ISO/IEC 17025 standard by the Standards Council of Canada as a testing laboratory for specific tests.
    The prefeasibility study on Star, with a budget of approximately
$44 million, is now the largest work program outlined for any of the Fort a la
Corne kimberlites. The aim of the prefeasibility study is to define a National
Instrument 43-101 compliant Mineral Reserve for the Star Kimberlite. Senior
Vice President Exploration, George Read, Professional Geoscientist in the
Provinces of Saskatchewan and British Columbia, is the Qualified Person
responsible for the verification and quality assurance of analytical results.
Shore is a Canadian based corporation engaged in the acquisition, exploration and development of mineral properties. Shares of the Company trade on the TSX
Exchange under the trading symbol "SGF".

    Caution Regarding Forward-Looking Statements

    From time to time, Shore makes written or oral forward-looking statements within the meaning of certain securities laws, including the "safe harbour"
provisions of the Ontario Securities Act and the United States Private
Securities Litigation Reform Act of 1995. Shore may make such statements in this press release, in other filings with Canadian regulators or the United
States Securities and Exchange Commission, in reports to shareholders or in other communications. These forward-looking statements include, among others, statements with respect to Shore's objectives for the ensuing year, our medium and long-term goals, and strategies to achieve those objectives and goals, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words "may,"
"could," "should," "would," "suspect," "outlook," "believe," "plan,"
"anticipate," "estimate," "expect," "intend," and words and expressions of similar import are intended to identify forward-looking statements. In particular, statements regarding Shore's future operations, future exploration and development activities or the anticipated results of Shore's pre-
feasibility study or other development plans contain forward-looking statements.
    All forward-looking statements and information are based on Shore's current beliefs as well as assumptions made by and information currently available to Shore concerning anticipated financial performance, business prospects, strategies, regulatory developments, development plans, exploration, development and mining activities and commitments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.
    By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, developments in world diamond markets, changes in diamond valuations, risks relating to fluctuations in the Canadian dollar and other currencies relative to the US dollar, changes in exploration, development or mining plans due to exploration results and changing budget priorities of Shore or its joint venture partners;
the effects of competition in the markets in which Shore operates; the impact of changes in the laws and regulations regulating mining exploration and development; judicial or regulatory judgments and legal proceedings;
operational and infrastructure risks and the additional risks described in
Shore's most recently filed Annual Information Form, annual and interim MD&A and short form prospectus, and Shore's anticipation of and success in managing the foregoing risks.
    Shore cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Shore, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.
Shore does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Shore or on our behalf.

    >>
    %CIK: 0001283176

    /For further information: Kenneth E. MacNeill, President & C.E.O.; George
H. Read, P. Geo., Senior Vice President Exploration or Pieter Du Plessis,
Project Leader at (306) 664-2202./
    (SGF.)

CO:  Shore Gold Inc.

CNW 09:59e 22-FEB-06